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                                                ------------------------------
                                                        OMB APPROVAL
                                                ------------------------------
                                                    OMB NUMBER: 3235-0515
                                                ------------------------------
                                                  EXPIRES: JANUARY 31, 2002
                                                ------------------------------
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE: 43.5
                                                ------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PARK-OHIO HOLDINGS CORP.
                       (Name of Subject Company (issuer))

                  PARK-OHIO HOLDINGS CORP. (OFFEROR AND ISSUER)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    700666100
                      (CUSIP Number of Class of Securities)

                                RONALD J. COZEAN
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117
                                 (216) 692-7200

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


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                            Calculation of Filing Fee

------------------------------------------ ------------------------------------
        Transaction valuation*                     Amount of filing fee
------------------------------------------ ------------------------------------
              $14,746,435                                $2,949**
------------------------------------------ ------------------------------------

* Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 1,083,500 shares of common stock of Park-Ohio Holdings Corp., having a weighted average exercise price of $13.61, will be tendered pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:     $2,949
                                                   --------------------------

                           Form or Registration No.:   Schedule TO
                                                    -------------------------

                           Filing Party:        Park-Ohio Holdings Corp.
                                         ------------------------------------

                           Date Filed:          April 20, 2001
                                       --------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]







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         This Final Amendment to the Tender Offer Statement on Schedule TO,
filed with the Securities and Exchange Commission on April 20, 2001, reports the final results of the offer (the "Offer") by the Park-Ohio Holdings Corp., an Ohio corporation ("Park-Ohio"), to acquire all outstanding options to purchase shares of Park-Ohio common stock, par value $1.00 per share, and in return grant to those individuals who accept Park-Ohio's offer new stock options carrying an option price no less than the then current market price of Park-Ohio's common stock at the time of such grant, on the terms and subject to the conditions set forth in the Offer to Acquire All Outstanding Stock Options For New Stock Options and the related Letter of Transmittal.

         The Offer expired at 5:00 p.m., Eastern time, on May 29, 2001. Pursuant to the Offer, options to purchase 1,083,500 shares of Park-Ohio common stock were tendered to Park-Ohio, representing 100% of the total number of outstanding options eligible for tender. Subject to the terms and conditions of the Offer, Park-Ohio will grant, as soon as practicable after the passage of six months from the date on which the tendered options are cancelled, new options to purchase an aggregate of 1,083,500 shares of Park-Ohio common stock at an option price no less than the current market price of Park-Ohio's common stock at the time of such grant.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PARK-OHIO HOLDINGS CORP.



                                       By: /s/ Ronald J. Cozean
                                          --------------------------------------
                                               Ronald J. Cozean, Secretary

Dated: May 31, 2001











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